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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 25

                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                                       OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)
                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                   422206102

                     (CUSIP Number of Class of Securities)

                             ---------------------

                             LESLIE R. JONES, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                 on behalf of the person filing the statement)

                             ---------------------

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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     This Amendment No. 25 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on January 31, 1997 (as amended, the "Schedule 14D-9") by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.




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        ITEM 8.         ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:




        Exhibit 77 filed herewith corrects a scrivener's error in Exhibit 72 filed with Amendment No. 23 to the Schedule 14D-9 relating to the time period for calculating "current market price."


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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


  EXHIBIT
   NUMBER                                   DESCRIPTION
  -------                                   -----------
  EXHIBIT 77 --     Corrected Form of Amendment to Rights Amendment.

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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By:      /s/ Leslie R. Jones
                                            ------------------------------------
                                            Name: Leslie R. Jones
                                            Title: Vice President, General
                                            Counsel and Secretary




Dated: July 29, 1997


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                                                                      EXHIBIT 77




                    FORM OF AMENDMENT TO RIGHTS AGREEMENT

                AMENDMENT, dated as of October 31, 1997, to the Rights Agreement, dated as of May 22, 1995 (the "Rights Agreement"), between Healthdyne Technologies, Inc., a Georgia corporation (the "Company"), and SunTrust Bank, Atlanta, a Georgia banking corporation, as Rights Agent (the "Rights Agent").

                WHEREAS, the Company and the Rights Agent entered into the Rights Agreement specifying the terms of the Rights (as defined therein);

                WHEREAS, the Company and the Rights Agent desire to amend the Rights Agreement in accordance with Section 26 of the Rights Agreement;

                WHEREAS, the Board of Directors of the Company has voted in favor of this Amendment at a meeting of directors duly called and held;

                WHEREAS, there are Continuing Directors (as defined in the Rights Agreement) serving on the Board of Directors of the Company and a majority of the Continuing Directors have voted in favor of this Amendment at a meeting of directors duly called and held;

                NOW, THEREFORE, in consideration of the premises and mutual agreements set forth in the Rights Agree-


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ment and this Amendment, the parties hereby agree as follows:

                1. Section 1 of the Rights Agreement is amended to add the following new subsection (o) at the end thereof:

                        "(o)    "Offer" shall mean a written proposal delivered
                to the Company by any Person who both beneficially owns 5% or less of the outstanding shares of Common Stock as of the date such proposal is delivered to the Company and who has not within one year prior to the delivery of such written proposal
                (x) beneficially owned in excess of 5% of the outstanding shares of Common Stock and (y) (at any time when such Person beneficially owned such 5% stake) disclosed, or caused the disclosure of, any intention which relates to or would result in the acquisition of influence or control of the Company (such Person being referred to as an "Offeror"), and which proposal:

                (i) provides for the acquisition of all of the outstanding shares of Common Stock held by any Person other than the
                Offeror and its Affiliates for cash at the same price   and at
                a price which is at least 15% higher than the "current market price" per share of Common Stock on the day immediately preceding the date on which the Offeror's proposal is delivered to the Company (as determined pursuant to Section 11(d)(i) hereof for the purposes of computations made pursuant to
                Section 11(a)(iii) hereof, but utilizing the ten (10) consecutive Trading Days immediately preceding the date on which the Offeror's proposal is delivered to the Company);

                (ii) states that the Offeror has obtained written financing commitments from recognized financing sources, and/or has on hand cash or cash equivalents, for the full amount of all financing necessary to consummate the Offer (including amounts necessary to refinance any


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                indebtedness of the Company or its subsidiaries which will become due upon consummation of the Offer); and

                (iii) requests the Company to call a special meeting of the holders of Common Stock for the purpose of voting on a resolution requiring the Board of Directors to redeem the Rights and contains a written agreement of the Offeror to pay the Company's costs of such special meeting (inclusive of the Company's costs of preparing and mailing proxy material for its own solicitation but exclusive of the fees and expenses of the Company's own financial and legal advisors, and proxy solicitor)."

                2. Section 23 of the Rights Agreement is amended to delete existing subsection (c) and add the following new subsections (c) and (d) at the end of such Section:


                "(c) Notwithstanding any other provision of this Agreement, the Rights may be redeemed without the approval of the Board of Directors or the Continuing Directors as follows:

                (i) In the event the Company receives an Offer from any Offeror, the Board of Directors of the Company shall call a special meeting of stockholders (the "Special Meeting") for the purpose of voting on a resolution requesting the Board of Directors to redeem the Rights (the "Resolution"). The Special Meeting shall be held on a date selected by the Board of Directors, which date shall be not less than 90 and not more than 120 days after the later of (A) the date such Offer is received by the Company (the "Offer Date") and (B) the date of any meeting of stockholders already scheduled as of the Offer Date; provided, however, that if (x) such other meeting shall have been called for the purpose of voting on a resolution with respect to another Offer and (y) the Offer Date shall


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                be not later than fifteen days after the date such other Offer was received by the Company, then both the Resolution and such other resolution shall be voted on at such meeting and such meeting shall be deemed to be the Special Meeting. The Board of Directors shall set a date for determining the stockholders of record entitled to notice of and to vote at the Special Meeting in accordance with the Company's Articles of Incorporation and By-laws and with applicable law. At the Offeror's request, the Company shall include in any proxy soliciting material prepared by it in connection with the Special Meeting proxy soliciting material submitted by the Offeror; provided, however, that the Offeror shall by written agreement with the Company contained in or delivered with such request have indemnified the Company against any and all liabilities resulting from any misstatements, misleading statements and omissions contained in the Offeror's proxy soliciting material. Notwithstanding the foregoing, no Special Meeting shall be held from and after such time as any Person becomes an Acquiring Person, and any Special Meeting scheduled prior to such time and not theretofore held shall be cancelled.

                (ii) If at the Special Meeting the Resolution receives the affirmative vote of a majority of the shares of Common Stock outstanding as of the record date of the Special Meeting, then all of the Rights shall be redeemed by such stockholder action at the Redemption Price, effective immediately prior to the consummation of any tender offer (provided that such tender offer is consummated prior to 60 days after the date of the Special Meeting) pursuant to which any Person offers to purchase all of the shares of Common Stock held by Persons other than such Person and its Affiliates at a price per share in cash equal to or greater than the price contained in the Resolution approved at the Special Meeting; provided, however, that the Rights shall not be redeemed at any time from and after such time as any Person becomes an


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                Acquiring Person.

                (iii) Nothing contained in this subsection (c) shall be deemed to be in derogation of the obligation of the Board of Directors of the Company to exercise its fiduciary duty. Without limiting the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to reject any Offer, or to recommend that holders of shares of Common Stock reject any tender offer, or to take any other action (including, without limitation, the commencement, prosecution, defense or settlement of any litigation and the submission of additional or alternative Offers or other proposals to the Special Meeting) with respect to any Offer or any tender offer that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duty.

                (iv) Nothing in this subsection (c) shall be construed as limiting or prohibiting the Company or any Offeror from proposing or engaging, at any time, in any acquisition, disposition or other transfer of any securities of the Company, any merger or consolidation involving the Company, any sale or other transfer of assets of the Company, any liquidation, dissolution or winding-up of the Company, or any other business combination or other transaction, or any other action by the Company or such Offeror; provided, however, that the holders of Rights shall have the rights set forth in this Agreement with respect to any such acquisition, disposition, transfer, merger, consolidation, sale, liquidation, dissolution, winding-up, business combination, transaction or action.

        (d) Immediately upon the action of the Board of Directors of the Company ordering the redemption of the Rights, or upon effectiveness of the redemption of the Rights pursuant to subsection (c) of this Section 23, evidence of which shall have been filed with the Rights Agent and without any further action and without any notice, the right to exercise the


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        Rights will terminate and the only right thereafter of the holders of
        Rights shall be to receive the Redemption Price for each Right so held. Promptly after the action of the Board of Directors ordering the redemption of the Rights, or promptly following the redemption of the Rights pursuant to subsection (c) of this Section 23, the Company shall give notice of such redemption to the Rights Agent and the holders of the then outstanding Rights by mailing such notice to all such holders at each holder's last address as it appears upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the Transfer Agent for the Common Stock. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made."

                3. The term "Agreement" as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby.

                4. The foregoing amendment shall be effective as of the date hereof and, except as set forth herein, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

                5. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.



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                IN WITNESS WHEREOF, the parties hereto have caused this
Amendment to be duly executed as of the day and year first above written.

                                HEALTHDYNE TECHNOLOGIES, INC.


                                By:
                                    ----------------------------
                                    Name:
                                    Title:



                                SUNTRUST BANK, ATLANTA


                                By:
                                    ----------------------------
                                    Name:
                                    Title




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